

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 19, 2011

<u>**Via U.S. Mail**</u>

Sara E. Epstein
Senior Counsel
Bluelinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, GA 30339

> **Re: Bluelinx Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed: April 26, 2011**
> **File No.: 333-173722**

Dear Ms. Epstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. On page xi of the prospectus you disclose that Stadium Capital Management, LLC has indicated that it intends to exercise in full its rights under the pro rata basic subscription right and to participate in the over-subscription privilege. We note a similar provision in Section 1(f) of the investment agreement (Exhibit 10.24). These statements imply that Stadium Capital became aware of the proposed rights offering before you filed your registration statement and further suggest that, as to Stadium Capital, you may have already commenced the rights offering privately. Please note that a transaction commenced privately cannot be converted to a registered offering and must be completed privately. Please refer to Question

134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. In view of the foregoing, please provide us with your legal analysis under the Securities Act of 1933, as amended, as to why you believe it is appropriate to register your issuance of any shares of common stock to be purchased by Stadium Capital in connection with the rights offering.

2. We note that you are hoping to raise gross proceeds of $60 million in your rights offering and that all of the shares to be acquired by Cerberus in connection with the rights offering will be acquired privately. We also note that the fee table to the registration statement indicates that you are registering the issuance of common stock with a proposed maximum aggregate offering price of $60 million. Since the registration statement will not cover the acquisition of any shares by Cerberus, you may wish to revise the fee table and modify your disclosure accordingly.

3. We note that you have omitted certain information throughout the prospectus, such as the number of subscription rights, the record date, and the expiration date of the rights offering. Please tell us when you intend to provide this information. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

About This Prospectus, page i

4. We note that in the second paragraph you state that you do not "guarantee the accuracy and completeness" of the industry data incorporated in your prospectus. Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

Questions and Answers Relating to the Rights Offering, page iii

Are there any conditions on the backstop purchaser's obligations to purchase shares?, page x

5. You disclose that one of the listed conditions is "the receipt of all material governmental and third party consents." We note that section 7(a)(ix) of the investment agreement contemplates compliance with the HSR Act. With a view towards disclosure, please tell us what other material governmental and third party consents you are required to obtain as a condition to backstop purchaser's obligations under the investment agreement.

The Rights Offering, page 24

The Subscription Rights, page 24

The Backstop Purchaser, page 26

6. Similar to your disclosure in the last paragraph on page x of the prospectus, please disclose that the distribution of rights and the purchase of any shares by Cerberus will be effected in a transaction exempt from the registration requirements of the Securities Act of 1933 and that those shares would represent restricted securities.

Material U.S. Federal Income Tax Consequences, page 33

7. Please identify the party rendering the opinions in the prospectus regarding the tax consequences of the rights offering. In addition, considering the requirements of Item 601(b)(8) of Regulation S-K, please tell us why you have not filed a tax opinion as an exhibit to the registration statement.

8. The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your securities. We note that the opinions expressed are subject to uncertainty. Please explain in detail why the relevant party cannot give a "will" opinion by describing the degree of uncertainty and the related risks to the investors.

Part II – Information Not Required in Prospectus, page II-1

Exhibit 10.17 – Amended and Restated Loan and Security Agreement

9. We note that the order granting confidential treatment with respect to this exhibit expired on May 7, 2011. To justify continued confidential treatment of this exhibit, please file an application for extension of the earlier order as soon as possible. Otherwise, file a complete unredacted copy of the agreement with your next amendment. Refer to Addendum to Staff Legal Bulletin No. 1, dated July 11, 2001.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David W. Ghegan, Esq. (Via Facsimile at (404) 962-6599)
Troutman Sanders LLP